# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CNL Strategic Residential Credit, Inc., CIK 0002066337
CUSIP: 000000000
Title of class of securities: Class E Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: CNL Center at City Commons, 450 South Orange Ave, Suite 1400, Orlando, Florida (FL), 32801
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080200

## Reporting persons
- Balbec Capital Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (50% of the class)
- InSolve Capital G.P. Parent, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (50% of the class)

## Item 1. Issuer
Name of issuer: CNL Strategic Residential Credit, Inc.
Address of issuer's principal executive offices: CNL Center at City Commons 450 South Orange Avenue, Suite 1400 Orlando, Florida 32801

## Item 2. Person Filing
Name of person filing:
The statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k), all of who together are referred to herein as "Reporting Persons")

(1) Balbec Capital Holdings, L.P. ("Balbec Capital Holdings"), a Delaware limited partnership, which directly holds Class E shares (as defined in Item 2(d)); and

(2) InSolve Capital G.P. Parent, L.L.C. ("InSolve Capital Parent G.P."), a Delaware limited liability company, which is the general partner of Balbec Capital Holdings, L.P. and makes decisions, including voting or investment decisions with respect to the Class E shares held by Balbec Capital Holdings.
Address of principal business office or, if none, residence: 7114 E Stetson Dr, Suite 250, Scottsdale, AZ 85251
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Balbec Capital Holdings: 100,000
InSolve Capital G.P. Parent: 100,000
Percent of class:
Balbec Capital Holdings: 50%
InSolve Capital G.P. Parent: 50%
Sole power to vote or to direct the vote:
Balbec Capital Holdings: 0
InSolve Capital G.P. Parent: 0
Shared power to vote or to direct the vote:
Balbec Capital Holdings: 100,000
InSolve Capital G.P. Parent: 100,000
Sole power to dispose or to direct the disposition:
Balbec Capital Holdings: 0
InSolve Capital G.P. Parent: 0
Shared power to dispose or to direct the disposition:
Balbec Capital Holdings: 100,000
InSolve Capital G.P. Parent: 100,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filng Statement

## Signatures
- Balbec Capital Holdings, L.P.: /s/ Jeff Padden, Jeff Padden/Manager (10/24/2025)
- InSolve Capital G.P. Parent, L.L.C.: /s/ Jeff Padden, Jeff Padden/Manager (10/24/2025)